UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
BioDelivery Sciences International, Inc.
(Name of Subject Company)
BioDelivery Sciences International, Inc.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
09060J106
(CUSIP Number of Class of Securities)
Jeffrey Bailey
Chief Executive Officer
BioDelivery Sciences International, Inc.
4131 ParkLake Avenue
Suite 225
Raleigh, NC 27612
(919) 582-9050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With copies to:
Robert E. Puopolo, Esq.
Blake Liggio, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
Name and Address.
The name of the subject company is BioDelivery Sciences International, Inc., a Delaware corporation (the “Company,” “BDSI,” “we,” “our” or “us”). BDSI’s principal executive office is located at 4131 ParkLake Avenue, Suite 225, Raleigh, North Carolina 27612. BDSI’s telephone number at this address is (919) 582-9050.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares” or “Common Stock”). As of February 12, 2022, there were (a) 104,801,264 Shares issued and 101,535,580 Shares outstanding, (b) 14,230,889 Shares subject to issuance pursuant to options granted by the Company (each, a “Company Option”) pursuant to the BioDelivery Sciences International, Inc. 2011 Equity Incentive Plan, as amended (the “2011 Plan”), and the BioDelivery Sciences International, Inc. 2019 Stock Option and Incentive Plan (the “2019 Plan” and, together with the 2011 Plan, the “Company Equity Plans”), (c) 1,223,900 Shares underlying restricted stock units (each, a “Company RSU”) issued pursuant to the Company Equity Plans, (d) 2,255,955 Shares reserved and available for future issuance under the Company Equity Plans and (e) 2,051,033 Shares reserved for future issuance upon exercise of the Company warrants.
Item 2.   Identity and Background of Filing Person.
Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.bdsi.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Collegium Pharmaceuticals, Inc., a Virginia corporation (“Collegium”), to acquire all of the issued and outstanding Shares at a price per Share equal to $5.60 (the “Offer Price”), in cash, subject to any applicable withholding taxes and without interest. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Collegium and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 14, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Collegium and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase, titled “The Transaction Agreements — The Merger Agreement”. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will merge with and into the Company as soon as practicable in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).

Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share issued immediately prior to the Effective Time (other than (1) Shares held by the Company and its direct or indirect subsidiaries (including Shares held in treasury), (2) Shares held by Collegium, Purchaser or any of Collegium’s other direct or indirect wholly owned subsidiaries, (3) Shares validly tendered and irrevocably accepted for payment by Purchaser in the Offer and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, collectively referred to as the “Excluded Shares”) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Collegium.
The obligation of Purchaser to purchase Shares validly tendered in the Offer and not validly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL) representing at least one Share more than 50% of all issued and outstanding Shares as of immediately after the consummation of the Offer, (2) (i) the expiration or termination of any applicable waiting period (or any extension thereof) applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) without action by the Federal Trade Commission (“FTC”) or U.S. Department of Justice to prevent the consummation of the Transactions, or (ii) the resolution of any action commenced by the FTC or the U.S. Department of Justice in relation to the transactions contemplated by the Merger Agreement in a manner that permits the consummation of the Closing, (3) the absence of any law or order that restrains, enjoins or otherwise prevents the consummation of the Offer or the Merger, (4) the Merger Agreement not being terminated in accordance with its terms, (5) there not being, since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) and (6) other customary closing conditions set forth in Annex I to the Merger Agreement.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 18, 2022. The Offer shall initially be scheduled to expire at 12:00 midnight, Eastern Time, at the end of March 18, 2022 (i.e., one minute following 11:59 p.m., Eastern Time, on March 18, 2022), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Collegium has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of Collegium and Purchaser is 100 Technology Center Drive, Suite 300, Stoughton, Massachusetts 02072 and the telephone number at such principal office is (781) 713-3699.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the Financials & Filings page of the Company’s Investors website, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Purchaser for the Offer, toll free at (800) 859-8509 (please call (212) 269-5550 (collect) if you are located outside the US or Canada) or via email at BDSI@dfking.com.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Collegium, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between the Company, Collegium and Purchaser.
Merger Agreement
The Merger Agreement governs the contractual rights among the Company, Collegium and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Collegium or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Collegium and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Collegium and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Collegium or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Collegium or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase titled “The Transaction Agreements — The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Collegium and the Company entered into a mutual confidentiality agreement, dated December 29, 2021 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Collegium and the Company agreed, among other things, to keep certain non-public information concerning the other confidential (subject to certain exceptions) for a period of five years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Collegium and the Company are also subject to a non-solicitation covenant and certain voting and standstill restrictions for one year with respect to the securities of the other party, but the Confidentiality Agreement did not include a fall-away provision upon the entry or public announcement of certain acquisition transactions.

The summary above of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference. For a complete understanding of the Confidentiality Agreement, holders of Shares are encouraged to read the full text of the Confidentiality Agreement.
Exclusivity Agreement
Collegium and the Company entered into an exclusivity agreement, dated February 4, 2022 (the “Exclusivity Agreement”), pursuant to which the Company agreed that from the date thereof until the earliest of (i) 11:59 p.m. Eastern Time on February 7, 2022, which automatically extended to 11:59 p.m. Eastern Time on February 14, 2022 provided that a revised draft Commitment Letter from Collegium’s lender was received by the Company, in a form reasonably satisfactory to the Company, by 11:59 p.m. Eastern Time on February 7, 2022, (ii) the execution of an acquisition agreement between Collegium and the Company, and (iii) the time at which Collegium reduces, or proposes a reduction in, the purchase price of $5.60 per share proposed by Collegium, the Company would negotiate exclusively with Collegium. The Company also agreed to and caused its affiliates and representatives to immediately cease any existing discussions, negotiations or activities, including the provision of non-public information (and the provision of access to non-public information) with any third party regarding the Company or its affiliates with respect to any inquiry, proposal or offer relating to, or reasonably likely to lead to, an alternative transaction.
The summary above of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference. For a complete understanding of the Exclusivity Agreement, holders of Shares are encouraged to read the full text of the Exclusivity Agreement.
Tender and Support Agreements
In connection with the execution of the Merger Agreement, certain stockholders of the Company, including the Company’s executive officers and members of the Company Board (the “Supporting Stockholders”), entered into Tender and Support Agreements with Collegium and Purchaser, dated February 14, 2022 (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, vote their Shares in favor of the Merger, as applicable, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. As of February 14, 2022, the Supporting Stockholders beneficially owned an aggregate of approximately 9.59% of the outstanding Shares. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.
This summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference.
Beneficial Ownership of Common Stock
According to the Schedule TO, except as described in the Offer to Purchase, neither Purchaser nor Collegium, nor to the knowledge of Purchaser and Collegium, any of the persons listed in Schedule I of the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser or Collegium, beneficially owns any equity security of the Company, and neither Purchaser nor Collegium, nor, to the knowledge of Purchaser and Collegium, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.
Arrangements with the Company’s Executive Officers and Directors
In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in the section titled “— Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.
The Company’s executive officers are as follows:
Name	Position
Jeffrey A. Bailey	Chief Executive Officer and Director
Scott Plesha	President and Chief Commercial Officer
John Golubieski	Chief Financial Officer
Thomas Smith, M.D.	Chief Medical Officer
James Vollins	General Counsel, Chief Compliance Officer
The Company’s directors are as follows:
Name
Peter S. Greenleaf
Todd C. Davis
Kevin Kotler
Vanila M. Singh, M.D., MAMC
Mark A. Sirgo, PharmD
William Mark Watson
Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 14, 2022, the executive officers and directors of the Company owned, in the aggregate, 9,736,473 Shares (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs).
The following table sets forth (1) the number of Shares beneficially owned as of February 14, 2022, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $5.60 per Share.
	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Jeffrey A. Bailey	99,800	558,880.00
Scott Plesha	345,127	1,932,711.20
John Golubieski	—	—
Thomas Smith, M.D.	52,530	294,168.00
James Vollins	—	—
Directors:
Peter S. Greenleaf	105,034	588,190.40
Todd C. Davis	252,207	1,412,359.20
Kevin Kotler	7,588,395(1)	42,495,012.00
Vanila M. Singh, M.D., MAMC	35,851	200,766.60

	Number of Shares (#)	Cash Value of Shares ($)
Mark A. Sirgo, PharmD	1,166,866	6,534,450.60
William Mark Watson	90,663	507,713.80
All directors and executive officers as a group	9,736,473	54,524,249.80

(1)
Includes 6,822,911 shares of Common Stock held in the account of Broadfin Healthcare Master Fund, Ltd., a private investment fund managed by Broadfin Capital, LLC, and may be deemed to be beneficially owned by Mr. Kotler, managing member of Broadfin Capital, LLC. Includes 757,800 shares of Common Stock owned by Broadfin, Capital LLC, a private investment fund, and are deemed to be beneficially owned by Kevin Kotler, managing member of Broadfin Capital, LLC.

Effect of the Offer and the Merger on Company Compensatory Awards
Immediately prior to the Effective Time and consistent with the terms of the Company Equity Plans, copies of which are filed as Exhibit (e)(9) and Exhibit (e)(20), respectively, to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each Company Option shall automatically accelerate and become fully vested and exercisable, contingent upon the Effective Time. As of the Effective Time, and consistent with the terms of the Company Equity Plans, each Company Option that has a per share exercise price that is less than the Offer Price (each, an “In-the-Money Option”), that is then outstanding and unexercised will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of ((A) the total number of Shares subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the Offer Price minus (y) the exercise price payable per Share under such In-the-Money Option.
Immediately prior to the Effective Time and consistent with the terms of the Company Equity Plans, subject to the Merger Agreement, each Company RSU shall automatically accelerate and become fully vested, contingent upon the Effective Time. As of the Effective Time, and consistent with the terms of the Company Equity Plans, each Company RSU will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (A) the total number of Shares issuable in settlement to such Company RSU, immediately prior to the Effective Time, multiplied by (B) the Offer Price.
For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section titled “— Quantification of Payments Related to Company Compensatory Awards” below.
Arrangements with the Company’s Executive Officers
Pursuant to pre-existing letter agreements entered into between the Company and each of Messrs. Bailey, Golubieski, Plesha, Smith and Vollins, each such executive officer is entitled to certain severance benefits upon a termination without “cause” (as defined in the applicable executive officer’s letter agreement) (a “Qualifying Termination”) as set forth below.
If any of Messrs. Bailey, Golubieski and Plesha experience a Qualifying Termination within the 12-month period following a “change in control” (as defined in the applicable executive officer’s letter agreement) then such executive, as applicable, will be entitled to: (i) a cash payment equal to 100% of the executive’s then current annual base salary, (ii) a cash payment of 100% of the executive’s annual target bonus, (iii) if the date of termination occurs after the calendar year but prior to the payment of annual bonuses for such year, the executive is entitled to the prior year bonus and (iv) all unvested time-based options, restricted stock units or other equity securities to acquire shares of the Company’s Common Stock granted under the Company Equity Plans will become fully vested and exercisable.
If Mr. Vollins experiences a Qualifying Termination within the 12-month period following a “change in control” (as defined in his letter agreement) then the executive will be entitled to: (i) a cash payment equal to 100% of the executive’s then current annual base salary, (ii) a cash payment of 100% of the executive’s annual target bonus, (iii) continuation of any rights that the executive may have been specifically granted pursuant to any of the Company’s or its successor’s retirement plans, supplemental retirement plans, profit sharing and savings plans, healthcare 401(k) and any other employee benefit plans sponsored by the Company or its successors and (iv) all unvested time-based options, restricted stock units or other equity securities to acquire shares of the Company’s Common Stock granted under the Company Equity Plans will become fully vested and exercisable.
If Mr. Smith experiences a Qualifying Termination within the six-month period following a “change in control” (as defined in his letter agreement) then the executive will be entitled to: (i) a cash payment equal to 100% of the executive’s then current annual base salary, (ii) continuation of any rights that the executive may have been specifically granted pursuant to any of the Company’s or its successor’s retirement plans, supplemental retirement plans, profit sharing and savings plans, healthcare 401(k) and any other employee benefit plans sponsored by the Company or its successors and (iii) all unvested time-based options, restricted stock units or other equity securities to acquire shares of the Company’s Common Stock granted under the Company Equity Plans will become fully vested and exercisable.
As a condition of employment, our executive officers are subject to an employee confidentiality, assignment, nonsolicitation and noncompetition agreement that were executed and delivered by our executive officers in connection with their employment agreement.
To the extent that any severance or other compensation payment to Messrs. Bailey, Golubieski, Plesha or Vollins pursuant to a letter agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive with the highest amount on an after-tax basis.
Quantification of Payments Related to Company Compensatory Awards
Immediately prior to the Effective Time, subject to the Merger Agreement, each Company Option and Company RSU award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section titled “— Effect of the Offer and the Merger on Company Compensatory Awards.” The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of February 14, 2022 that will be cancelled in exchange for a cash payment in connection with the Merger. In addition, for presentation purposes the following table assumes that no Company Options will be exercised and no Company RSUs will vest and be settled between February 14, 2022 and the closing of the Transactions; however, we cannot control whether or when any of such executives will exercise their Company Options prior to the closing of the Transactions. For Company Options, the estimated aggregate amounts set forth below are based on the Offer Price of $5.60 per Share, net of the applicable exercise price, multiplied by the total number of shares of common stock subject to each applicable award. For Company RSUs, the estimated aggregate amounts set forth below are based on the Offer Price of $5.60 per Share, multiplied by the total number of Shares subject to each applicable award. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.
	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock Units
	Shares of Common Stock Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)(1)	Shares of Common Stock Underlying Unvested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)(1)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)(2)	Total Equity Award Consideration ($)
Executives
Jeffrey A. Bailey	538,805	3.98	875,478.20	1,767,467	3.70	3,365,205.98	316,919	1,774,746.40	6,015,430.58
Scott Plesha	361,074	3.88	620,790.24	601,869	3.73	1,125,839.22	119,228	667,676.80	2,414,306.26

	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock Units
	Shares of Common Stock Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)(1)	Shares of Common Stock Underlying Unvested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)(1)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)(2)	Total Equity Award Consideration ($)
John Golubieski	—	—	—	706,666	3.84	1,241,010.17	126,199	706,714.40	1,947,724.57
Thomas Smith, M.D	343,422	3.55	703,721.53	450,649	3.74	839,795.72	88,719	496,826.40	2,040,343.65
James Vollins	204,162	3.63	401,474.70	502,805	3.67	969,122.44	91,401	511,845.60	1,882,442.74
Directors
Peter S. Greenleaf	111,337	3.30	255,533.50	67,174	3.55	137,617.56	27,746	155,377.60	548,528.66
Todd C. Davis	83,503	3.30	191,650.61	50,380	3.55	103,212.20	22,685	127,036.00	421,898.81
Kevin Kotler	42,880	3.66	83,187.20	50,380	3.55	103,212.20	22,685	127,036.00	313,435.40
Vanila M. Singh	147,888	4.06	227,797.12	66,880	3.70	127,347.20	17,019	95,306.40	450,450.72
Mark A. Sirgo	137,380	4.13	201,267.20	66,880	3.70	127,347.20	11,685	65,436.00	394,050.40
William Mark Watson	90,120	3.28	209,318.00	50,380	3.55	103,212.20	22,685	127,036.00	439,566.20

(1)
To estimate the value of payments for vested or unvested Company Options, as applicable, (a) the aggregate number of Shares subject to the Company Options was multiplied by (b) the Offer Price, less their applicable exercise prices.

(2)
To estimate the value of payments for Company RSUs, the aggregate number of Shares subject to the Company RSUs was multiplied by the Offer Price.

Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Messrs. Bailey, Plesha, Golubieski, Cukier, Vollins, Ms.Coelho and Dr. Smith. For presentation purposes, the table below assumes that (a) the Effective Time occurs on March 21, 2022, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $5.60 (the Offer Price), (d) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause) occurs immediately following the Effective Time in a manner entitling the named executive officers to receive the severance benefits described in the section above titled “— Arrangements with the Company’s Executive Officers”, other than accrued but unpaid obligations, (e) no named executive officer receives any additional equity grants, no Company Options will be exercised and no Company RSUs will vest and be settled, in each case, between February 14, 2022 and the Effective Time, (f) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers”, (g) no withholding taxes are applicable to any of the payments or benefits, (h) no payments are delayed due to Section 409A of the Code, and (i) the named executive officers have already been paid any earned bonuses for 2021, which are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not prove to be accurate. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Potential Change in Control Payments to Named Executive Officers
Name	Cash ($)(1)	Equity ($)(2)	Total ($)(3)
Jeffrey A. Bailey	1,130,500.00	5,139,952.38	6,270,452.38
Scott Plesha	626,400.00	1,793,516.02	2,419,916.02
John Golubieski	638,000.00	1,947,724.57	2,585,724.57
Thomas Smith, M.D.	409,000.00	1,336,622.12	1,745,622.12
James Vollins	600,300.00	1,480,968.04	2,081,268.04
Terry Coelho(4)	—	—	—
Herm Cukier(5)	—	—	—

(1)
The amounts shown above reflect the sum of: (i) base salary for 12 months in the case of Messrs. Bailey, Plesha, Golubieski and Vollins and Dr. Smith, payable in lump sum and (ii) an amount equal to the named executive officer’s 2022 Target Bonus for Messrs. Bailey, Golubieski, Plesha and Vollins, payable in lump sum. Such payments are “double trigger” as they are payable upon a qualifying termination of the executive officers following closing of the Transactions and are subject to the timely execution of a release of claims in favor of the Company.

(2)
Represents the value of accelerated vesting of Company RSUs and Company Options held by the named executive officers as of February 14, 2022. Each named executive officer is entitled to “double trigger” accelerated vesting of equity awards if his or her employment is terminated by the Company without cause, or by such named executive officer for good reason, in each case within a six or 12 month period following a change in control. However, as described in the section titled “— Effect of the Offer and the Merger on Outstanding Shares” above, the vesting of all outstanding equity awards, including those held by our named executive officers, are being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement at the Effective Time, regardless of whether our named executive officers are terminated following the Effective Time. This constitutes a “single trigger” arrangement.

(3)
Pursuant to each named executive officer’s employment agreement, if payments and benefits payable to a named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be cut back to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving full payment of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

(4)
Ms. Coelho’s employment terminated in November 2021 and, accordingly, is not entitled to any compensatory payments in connection with the Merger.

(5)
Mr. Cukier ceased serving as our Chief Executive Officer in May 2020 and, accordingly, is not entitled to any compensatory payments in connection with the Merger.

Executive Officer and Director Arrangements Following the Merger
Pursuant to the Merger Agreement, Collegium has agreed that commencing at the Effective Time and ending 12 months after the Effective Time, Collegium will provide, or cause to be provided, to each employee of the Company, including each of our executive officers, who continues employment with Collegium or one of its subsidiaries following the Effective Time (“Continuing Employees”), with employee benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) that in the aggregate are substantially comparable to the employee benefits (other than equity compensation and other long-term incentives, retention, transition, stay or similar arrangements) provided to similarly situated employees of Collegium. In addition, Collegium shall assume and honor the Company’s arrangements that provide for severance payments and benefits to any Continuing Employee terminated without cause or whose employment ends for a severance-qualifying reason pursuant to such arrangements.
The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting under any defined contribution plan, vacation program, health or welfare plan(s) maintained by Collegium and its affiliates.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or definitive arrangements with Collegium, the Company, or their respective affiliates regarding continued service with Collegium, the Company or their respective affiliates after the Effective Time, it is possible that Collegium, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management prior to or following closing of the Transactions.
Indemnification and Insurance
We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation (the “Surviving Corporation”) as follows.
For a period of six years from the Effective Time, the Parent and the Surviving Corporation will, to the fullest extent permitted under applicable laws and the certificate of incorporation and bylaws of the Company, indemnify and hold harmless each present or former director or officer of the Company (the “Indemnified Persons”) in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Collegium and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will also, to the fullest extent permitted under applicable laws and the certificate of incorporation and bylaws of the Company (as in effect as of the date of the Merger Agreement)), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to Section 7.4(b) of the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Section 7.4(b) of the Merger Agreement.
For six years from the Effective Time, the Surviving Corporation will maintain, and Collegium will cause the Surviving Corporation to maintain, in effect, a directors’ and officers’ liability insurance, providing coverage no less favorable to the insureds than the policy maintained by the Company as of the date of the Merger Agreement, for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), including terms with respect to coverage, deductibles and amounts no less favorable than the currently existing policy, or, at or prior to the Effective Time, Collegium or the Company may (through a nationally recognized insurance broker approved by Collegium

(such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail” policy has been obtained, it will be deemed to satisfy all obligations to obtain or maintain insurance pursuant to Section 7.4(c) of the Merger Agreement; provided, however, that in no event will the Surviving Corporation be required to expend in or for any one (1) policy year an amount in excess of 250% of the annual premium currently payable by the Company with respect to such currently existing policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Collegium shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions and cancellation of Shares (including (i) shares underlying Company Options or Company RSUs and (ii) derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.
Rule 14D-10 Matters
The Merger Agreement provides that prior to the time of acceptance for payment of Shares tendered in the Offer and to the extent permitted by applicable laws, the compensation committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any current or former officer or other employee, or individual who is or was an independent contractor, consultant or director, of the Company or any of its indirect or direct subsidiaries that are effective as of February 14, 2022 or are entered into after February 14, 2022 and prior to the Effective Time with the consent of Collegium pursuant to which compensation is paid to such current or former officer or other employee, or individual who is or was an independent contractor, consultant or director, of the Company or any of its indirect or direct subsidiaries, and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Item 4.   The Solicitation or Recommendation.
Recommendation of the Board.
The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors and, on February 13, 2022, the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interest of the Company and its stockholders, (3) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “— Reasons for the Recommendation of the Board” below.
Background of the Transactions; Reasons for the Recommendation of the Board.
Background of the Transactions
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, the Transaction Committee, members of Company management or the representatives of the Company and other parties.
The Company is a commercial-stage specialty pharmaceutical company dedicated to patients living with chronic conditions. The Company has built a portfolio of differentiated pain and neurology products and leverages its experienced sales and marketing organization to educate prescribers on their unique features. The Company’s products address serious and debilitating conditions, including chronic pain, acute migraine and opioid-induced constipation.
The Company’s management and the Board regularly review the Company’s performance and prospects in light of its business and developments in the biotechnology and pharmaceutical industries. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions or acquisitions of other specialty pharmaceutical companies, including Collegium.
In July 2019, the Company submitted an offer to acquire Collegium in an all-stock consideration transaction. The parties ultimately terminated discussions due to pending litigation concerns.
In July 2020, the Company entered into a confidentiality agreement with Party A to facilitate discussions regarding a potential strategic transaction. The confidentiality agreement with Party A did not include a standstill provision.
During the summer of 2020, Collegium and the Company held discussions regarding a strategic transaction, structured as a mixed cash-stock acquisition of the Company by Collegium. The parties ultimately terminated discussions in August 2020.
In December 2020, the Company entered into a confidentiality agreement with Party B to facilitate discussions regarding a potential strategic transaction. The confidentiality agreement with Party B did not include a standstill provision.
In June 2021, the Company entered into a confidentiality agreement with Party C to facilitate discussions regarding a potential strategic transaction. The confidentiality agreement with Party C did not include a standstill provision.
Over the course of June 2021 to December 2021, the Company held various meetings with each of Party A, Party B and Party C, to discuss certain preliminary due diligence matters. None of Party A, Party B or Party C made any proposals during these meetings or otherwise discussed the specific terms of a potential transaction.
On December 20, 2021, the Company announced that the U.S. District Court of Delaware had issued an opinion in favor of the Company in its patent litigation against Alvogen Group, Inc. and its affiliates (“Alvogen”), who filed an Abbreviated New Drug Application (ANDA) for the Company’s BELBUCA® product on May 23, 2018. The opinion by the trial judge upheld the validity of claims in certain of the Company’s patents and Alvogen conceded infringement of those claims. As a result of the decision, the Company expected market exclusivity of BELBUCA against Alvogen until 2032.
On December 22, 2021, Joseph Ciaffoni, President and Chief Executive Officer of Collegium, contacted Jeff Bailey, Chief Executive Officer of the Company, to initiate new discussions regarding a potential strategic transaction between the two parties. Thereafter, over the course of the next week, representatives of the Company and Collegium had preliminary, conversations regarding a potential strategic transaction between the two parties. A legal due diligence meeting was scheduled for January 5, 2022.
On December 29, 2021, James Vollins, General Counsel, Chief Compliance Officer and Corporate Secretary of the Company, sent a draft mutual confidentiality agreement to Shirley Kuhlmann, Executive Vice President and General Counsel of Collegium, to facilitate discussions regarding a potential strategic transaction. Following email correspondence with Mr. Vollins, the parties entered into the mutual confidentiality agreement on December 29, 2021. The mutual confidentiality agreement included a standstill provision that prohibited Collegium, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including upon the Company’s entry into a definitive agreement with a third-party providing for a sale of the Company.
On December 30, 2021, Mr. Vollins and Ms. Kuhlman spoke telephonically to discuss the agenda for the upcoming diligence meeting on January 5, 2022.

Throughout the first and second weeks of January 2022, at the direction of the Board, representatives of Moelis & Company LLC, financial advisor to the Company (“Moelis”), and Jefferies LLC, financial advisor to Collegium (“Jefferies”), had high level discussions regarding a potential combination, including timing and certain diligence matters.
Also during this time, the Company held a meeting via teleconference and videoconference with Party C, at which members of the respective senior management teams and representatives from Moelis were present for a management presentation about the Company.
On January 5, 2022, members of senior management of the Company and Collegium, as well as representatives of the Company’s and Collegium’s intellectual property litigation counsel, met telephonically to discuss certain legal due diligence matters, including the status of the Company’s pending patent litigation.
On January 6, 2022, Mr. Ciaffoni called Mr. Bailey to discuss the legal due diligence call and stated that Collegium would be moving forward to present an offer to acquire the Company. However, no proposal was made during this call and no specific terms of a potential transaction were discussed.
On January 7, 2022, the Company held a legal due diligence call with Party A, at which members of the Company’s senior management were present.
Also on January 7, 2022, Mr. Bailey spoke telephonically with a representative of Party C. During the conversation, the parties agreed to have certain members of their respective senior management teams meet later in January to discuss certain diligence matters.
On January 9, 2022, representatives of Moelis and representatives of Jefferies connected telephonically regarding the terms and structure of the potential transaction. Later that afternoon Jefferies sent Moelis a preliminary list of limited due diligence requests on behalf of Collegium, which Moelis delivered to the Company.
On January 12, 2022, Collegium submitted a written, non-binding proposal to acquire all of the outstanding shares of the Company’s Common Stock at a price of $4.60 per share in cash (the “Initial Proposal”). Collegium also included a draft debt commitment letter from its lender and a draft exclusivity agreement. Representatives of Moelis and Jefferies corresponded via email regarding the timing of feedback from the Company on the Initial Proposal.
Later on January 12, 2022, the Board held a meeting via teleconference and videoconference, at which members of senior management and representatives of Moelis and Goodwin Procter LLP, the Company’s outside legal counsel (“Goodwin”), were present. A representative of Goodwin reviewed with the members of the Board their fiduciary duties in the context of the Initial Proposal. Following discussion, the Board directed management to update management’s preliminary long-range plan and Moelis to prepare its financial analysis regarding the Initial Proposal. Also at the meeting, the Board formed a Transaction Committee of independent directors to manage day-to-day matters related to the potential strategic transaction in order to provide an efficient manner in which to actively supervise the process and to have the ability to meet as often as needed, and also authorized the Transaction Committee to supervise and direct any outreach to additional parties (the “Transaction Committee”). The Transaction Committee consisted of Kevin Kotler, Todd C. Davis and Mark A. Sirgo.
On January 14, 2022, Mr. Bailey spoke telephonically with a representative of Party A. Party A expressed interest in potentially acquiring the Company but expressed doubts that it could offer competitive value. No proposal was made during this meeting and no specific terms of a potential transaction were discussed.
On January 17, 2022, representatives of Goodwin and representatives of TPHS spoke telephonically regarding the terms of the potential transaction.
Also on January 17, 2022, the Company held a meeting via teleconference and videoconference with Party B, at which members of the respective senior management teams were present for a management presentation about the Company.

On January 21, 2022, representatives of Moelis and representatives of Jefferies corresponded regarding timing of the Company’s response to the Initial Proposal. Representatives of Moelis noted that the Company would provide feedback by January 25, 2022.
On January 25, 2022, the Board held a meeting at which members of senior management and representatives of Moelis and Goodwin were present. At the meeting, the participants discussed management’s preliminary long-range plan, including the underlying assumptions and related risks, and the preparation of forecasts based on such long-range plan. Additionally, at the meeting, Mr. Bailey and, at the request of the Board, representatives of Moelis reported to the Board on their prior conversations with representatives of Collegium and summarized the terms and its financial analysis of the Initial Proposal. Following the discussion, the Board authorized Moelis to inform Jefferies of their rejection of the Initial Proposal as insufficient and to express a willingness to provide additional limited due diligence information to allow Collegium to increase its offer.
Later on January 25, 2022, at the direction of the Board, representatives of Moelis discussed with representatives of Jefferies the Board’s rejection of the Initial Proposal and Collegium received access to a limited data room designed to respond to only their original diligence requests, as well as provide the Company’s long-term forecasts and information on ELYXYB.
On January 26, 2022, Collegium received access to the virtual data room.
On January 27, 2022, at the direction of the Board, representatives of Moelis had a discussion with the chief executive officer of Party A, during which the chief executive officer indicated that there would be a discussion with Party A’s board of directors on January 31, 2022 to discuss a potential cash and stock proposal to acquire the Company but no proposal was made during this meeting.
On January 28 and 29, 2022, members of senior management of both the Company and Collegium met via videoconference to discuss the Company’s long-term forecasts and strategic plan, 2022 budget and operating expense detail and clinical and commercial matters relating to the Company’s upcoming launch of ELYXYB.
On January 31, 2021, on behalf of Collegium, representatives of Jefferies, submitted an updated written, non-binding proposal to acquire all of the outstanding shares of the Company’s Common Stock at a price of $5.00 per share in cash (the “January 31 Proposal”). Pursuant to its terms, the January 31 Proposal would expire within 72 hours of its receipt, or the morning of February 3, 2022, and otherwise requested a 14-day exclusivity period (with two 7-day extensions) between the parties to allow Collegium to complete due diligence and the parties to negotiate a definitive agreement. The January 31 Proposal contained a draft exclusivity agreement and a revised draft of a financing commitment letter. At the direction of the Board, representatives of Moelis advised the Company that the January 31 Proposal of $5.00 per share of Common Stock represented an approximately $534.0 million implied equity value on a fully diluted basis, a premium of approximately 37% to $3.66, the closing price of the Company’s common stock on January 28, 2022, and an increase of approximately 9% from the Initial Proposal of $4.60 per share of Common Stock.
Also on January 31, 2022, the Board held a meeting, at which representatives of Moelis and Goodwin were present, to discuss the January 31 Proposal.
Also on January 31, 2022, the Company held a legal due diligence call via teleconference and videoconference with Party C, at which members of the respective senior management were present for a management presentation about the Company.
On February 1, 2022, the Transaction Committee held a meeting, at which representatives of Moelis and Goodwin were present, to discuss the January 31 Proposal. Following the discussion at the meeting, the Transaction Committee authorized Moelis and its representatives to continue discussions with Jefferies to determine if Collegium would be willing to increase the offer price to at least $5.60 per share.
Later on February 1, 2022, at the direction of the Transaction Committee, representatives of Moelis spoke telephonically with representatives of Jefferies. During the discussion, representatives of Moelis indicated that the Board believed the $5.00 per share offering price in the January 31 Proposal undervalued the Company, but would be willing to proceed with a potential transaction at $5.60 per share, subject to review of a draft merger agreement and certain confirmatory due diligence on Collegium.
On February 2, 2022, representatives of Party A emailed Moelis to introduce their financial advisor, and to discuss a potential transaction. Later that day, at the direction of the Transaction Committee, representatives of Moelis spoke to Party A’s financial advisor about Party A’s interest in a potential transaction and timing of a potential proposal.
On February 2, 2022, representatives of Jefferies submitted a revised proposal to Moelis on behalf of Collegium to acquire the Company for $5.30 per share in an all cash transaction (the “February 2 Proposal”). The February 2 Proposal also included an additional diligence request list and a revised draft exclusivity agreement. Further, on February 3, 2022, representatives of Jefferies shared a draft merger agreement on behalf of Troutman Pepper Hamilton Sanders LLP, outside legal counsel to Collegium (“TPHS”), and thereafter requested an update from Moelis. Later on February 3, 2022, representatives of Moelis, at the direction of the Transaction Committee, and Jefferies spoke telephonically and Moelis, acting at the direction of the Transaction Committee, rejected the $5.30 per share offer price included in the February 2 proposal.
The initial draft merger agreement from TPHS provided for the transaction to be structured as a cash tender offer followed immediately by a back-end merger, and included, among other things, (1) a definition of “Material Adverse Effect”, which generally defines the standard for closing risk, without exceptions for regulatory, clinical or similar events or developments, (2) limitations on the efforts and obligations of Collegium to obtain required antitrust approvals, (3) certain provisions relating to Collegium’s debt financing and the Company’s cooperation therewith, (4) the right of the Company to accept a Superior Proposal after providing Collegium with a right to match such proposal, with a “Superior Proposal” defined as a bona fide proposal to acquire 80% of the stock or assets of the Company that is deemed to be more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, (5) a termination fee equal to 3% of the equity value of the transaction payable by the Company in certain circumstances, and (6) the request for the Company’s directors and executive officers and Broadfin Capital, LLC (“Broadfin”), one of the Company’s significant stockholders, to execute a tender and support agreement in favor of Collegium.
On February 2, 2022, representatives of Party C had telephonic conversations with representatives of Moelis during which they indicated to Moelis that both their chief executive officer and their board of directors was supportive of considering a potential strategic transaction with the Company, and would welcome a longer-term discussion on the merits a transaction. Representatives of Party C did not express a view on price at this time.
Also on February 2, 2022, representatives of Party A had telephonic conversations with representatives of Moelis during which they confirmed that Party A would be making a proposal to acquire the Company.
On February 3, 2022, representatives of Party B had telephonic conversations with representatives of Moelis, at the request of the Board, during which they indicated to Moelis they would not be pursuing a strategic transaction with the Company at this time, but would consider re-evaluating in the next one to two months.
Over the course of February 3 and 4, 2022, Messrs. Ciaffoni and Bailey continued to negotiate a potential transaction between Collegium and the Company, during which representatives of Jefferies and Moelis were present. During these discussions, Mr. Ciaffoni indicated orally that Collegium may have the ability to increase the proposed offer price to $5.50 per share in an all cash transaction. However, no written proposal followed such discussions.
On February 4, 2022, representatives of Party C confirmed to representatives of Moelis that they would be interested in pursuing an all-stock merger of equals type transaction. No proposal was made during this conversation and no specific terms of a potential transaction were discussed, including timing.
Later on February 4, 2022, Mr. Bailey received a written non-binding proposal from Party A of $5.25 per share, comprised of $2.05 per share in cash and $3.20 per share in Party A common stock (the “Party A Proposal”). The Party A Proposal was subject to completion of Party A’s confirmatory diligence on the

Company, including review of current and outstanding patent litigation, but did not include any indication of how the cash portion of the offer price would be financed or expected synergy estimates for the combined company. The Party A Proposal also stated that Party A had engaged Piper Sandler & Co. and Morgan Lewis & Bockius LLP as its financial advisor and outside legal counsel, respectively. Later that day, representatives of Moelis shared the Company’s financial forecasts with representatives of Party A.
Later on February 4, 2022, representatives of Moelis, at the request of the Board, and Jefferies connected telephonically to discuss the status of a revised proposal from Collegium. During the conversation, representatives of Moelis indicated, at the direction of the Board, that there was competing interest from other parties and relayed that the Company would only be willing to enter into exclusive negotiations with Collegium upon the receipt of a proposal reflecting an increased offer price of at least $5.60 per share and agreement on (i) a revised definition of “Material Adverse Effect” that would be included in the merger agreement for regulatory, clinical or similar events or developments related to the Company’s products, (ii) clarity on the financing for the proposed transaction and (iii) a 10-day exclusivity to February 14, 2022, which period would be extended automatically if the parties were engaged in good faith negotiations.
Later on February 4, 2022, the Company received a revised proposal from Collegium that reflected a $5.60 per share all cash transaction (the “February 4 Proposal”). Following the receipt of the February 4 Proposal, the Board held a meeting via teleconference and videoconference during which the members of the Board discussed the terms of the February 4 Proposal and authorized the Company to enter into exclusive negotiations with Collegium. Following continued negotiation between the Company and Collegium on the definition of material adverse effect and the financing package, the Company and Collegium entered into a letter agreement that provided for exclusive negotiations between the parties until the earliest to occur of: (i) 11:59 p.m. on February 7, 2022, which date would be automatically extended to 11:59 p.m. on February 14, 2022 if, prior to 11:59 p.m. on February 7, 2022, the Company received a revised draft commitment letter from Collegium’s lender in a form reasonably satisfactory to the Company, (ii) the execution of an acquisition agreement between the Company and Collegium and (iii) the time at which Collegium reduced, or proposed to reduce, the purchase price of $5.60 per share.
On February 7, 2022, at the request of Collegium, TPHS provided a draft form of tender and support agreement to Goodwin, pursuant to which the Company’s directors and executive officers and Broadfin, one of the Company’s significant stockholders, would commit to tender their shares in the proposed Offer.
On February 8, 2022, representatives of Goodwin circulated a revised draft of the proposed merger agreement to representatives of TPHS, which draft reflected (i) the previously agreed upon definition of “Material Adverse Effect”, (ii) limitations on Collegium’s unilateral right to increase the Offer Price, other than in response to an Adverse Recommendation Change (as defined in the Merger Agreement), (iii) a sufficient funds representation on behalf of Collegium and Purchaser, (iv) inclusion of a customary termination right for the Company in response to an “Intervening Event” and (v) a reverse termination fee payable by Collegium in the event that the merger agreement is terminated by Collegium or the Company at a time when all conditions to the Offer, other than those relating to the expiration of termination of the HSR review period, have been satisfied.
On February 9, 2022, representatives of Goodwin and TPHS met telephonically to discuss open issues in the proposed merger agreement primarily related to potential execution risk to each of the parties of completing a transaction.
On February 10, 2022, the Board held a meeting via teleconference and videoconference at which members of senior management and representatives of Moelis and Goodwin were present. Representatives from Goodwin again reviewed the fiduciary duties of the Board in the context of a sale process. Mr. Bailey and, at the request of the Board, the representatives from Moelis, also updated the Board regarding the status of discussions with Collegium, including the progress of due diligence and the expected process for completion of due diligence and final merger agreement negotiations. Also at the meeting, during executive session, the Board discussed amended terms of the engagement of Moelis as the Company’s financial advisor. Goodwin reviewed again with the Board the terms of a proposed amended engagement letter with Moelis, as well as Moelis’ customary relationship disclosures for Collegium and the Company. The Board determined that such relationships would not interfere with Moelis’ ability to provide financial advisory services to the Company.

On February 11, 2022, TPHS sent a revised draft of merger agreement to Goodwin, which draft reflected (i) revisions to the definition of “Intervening Event” to mirror certain exceptions in the definition of “Material Adverse Event”, (ii) a decrease in the time period for extension of the end date for purposes of clearing HSR review from 210 days to 105 days and the removal of the reverse termination fee and (iii) revisions to the bringdown of certain representations and warranties at closing.
Early in the morning of February 12, 2022, representatives of Goodwin provided a revised draft of the merger agreement to TPHS, which draft reflected revisions to certain contractual provisions relating to deal protection, including the definition of “Intervening Event”, Collegium’s ability to terminate the merger agreement in response to an “Adverse Change Recommendation” and an increase in the end date extension period to 315 days (from 105).
Throughout the day on February 12 and 13, 2022, representatives of Goodwin and TPHS discussed and exchanged comments on the proposed merger agreement. Also on February 13, 2022, representatives of Moelis and Jefferies discussed and agreed to a resolution of certain outstanding key terms in the draft merger agreement, including the reverse termination fee payable by Collegium in certain circumstances and the end date extension period.
On February 13, 2022, the Board held a meeting via teleconference and videoconference at which members of senior management and representatives of Moelis and Goodwin were present. At the meeting, representatives of Moelis, at the request of the Board, and Goodwin summarized the remaining open issues in the proposed merger agreement.
Later on February 13, 2022, the Board held a second meeting via teleconference and videoconference at which members of senior management and representatives of Moelis and Goodwin were present. At the meeting, representatives of Goodwin reviewed the Board’s fiduciary duties and summarized the material terms in the draft merger agreement proposed by Collegium, including updates since the Board met earlier that afternoon. In addition, representatives of Moelis, at the request of the Board, reviewed with the Board Moelis’ financial analysis of the Offer Price and the Merger Consideration, and rendered to the Board an oral opinion, subsequently confirmed by delivery of a written opinion dated February 13, 2022, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations upon the review undertaken in preparing its opinion, the consideration to be received pursuant to the Merger Agreement by the holders of Common Stock (other than as specified in such opinion) was fair, from a financial point of view, to such holders. For a detailed discussion of Moelis’ opinion, please see the heading titled “— Opinion of the Company’s Financial Advisor”. The written opinion delivered by Moelis is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “— Reasons for the Recommendation of the Board”), the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer. The Compensation Committee of the Board also adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act. Thereafter, in the early morning of February 14, 2022, the Company, Collegium and Purchaser executed the Merger Agreement.
Before the opening of trading of the U.S. stock markets on February 14, 2022, the Company and Collegium each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.
On February 18, 2022, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Board
In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Shares in response to the Offer:
Offer Price.   The Board considered:
•
the historical market prices, volatility and trading information with respect to the Shares; and

•
the recent historical trading prices of the Company’s common stock, as compared to the Offer Price, including the fact that the Offer Price of $5.60 represents:

•
a 53.8% premium to the closing price of $3.64 on February 11, 2022, the last trading day before public announcement of the Merger Agreement;

•
a 64.6% premium to the trailing volume-weighted average price of $3.40 for the 30 trading day period ended on February 11, 2022;

•
a 22.8% premium to the 52-week high closing price of $4.56 as of February 11, 2022; and

•
a 118.8% premium to the 52-week low closing price of $2.56 as of February 11, 2022.

The Company’s Operating and Financial Condition and Prospects.   The Board considered the Company’s operating and financial performance and its prospects, including certain prospective forecasts for the Company prepared by the Company’s senior management, which reflect an application of various assumptions of senior management. The Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “— Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from senior management’s forecasts.
Potential Strategic Alternatives.   The Board reviewed, together with representatives of Moelis, the possible alternatives to the Transactions, including the execution of senior management’s standalone plan. The Board noted the significant risks and considerable costs associated with the successful commercialization and expansion of the Company’s products due, in part, to the number of competitors in the opioid space.
Existing Resources.   The Board considered the fact that the Company may require additional capital in order to complete the remaining clinical development for its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations. The Board also took into consideration that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to the Company’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.
Negotiation Process.   The Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Board and with the assistance of its financial and legal advisors. The Board also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Collegium, including the increase in the valuation suggested by Collegium from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.
Potentially Interested Counterparties.   The Board considered the process conducted by the Company, with the assistance of representatives of Moelis, to identify potential buyers taking into account the expected interest of parties in hemophilia A and opioid indications generally, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a process. In particular, the Board considered the fact that another party contacted by the Company had expressed interest in potentially acquiring the Company and provided a best and final offer as part of the process, and also that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company despite the Company’s entry into a Merger Agreement with Collegium.
Moelis’ Opinion and Related Financial Presentation.   The Board considered the financial presentation and opinion of Moelis rendered to the Board on February 13, 2022, which was subsequently confirmed by delivery of a written opinion dated February 13, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Moelis in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “— Opinion of the Company’s Financial Advisor.”
The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.   The Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, (4) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, (5) the respective termination rights of the Company and Collegium, and (6) the $18.1 million termination fee payable by the Company under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Board entered into an agreement for a superior offer.
Conditions to the Consummation of the Offer and Merger; Likelihood of Completion.   The Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Collegium to obtain the required regulatory approvals in the Merger Agreement. The Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.
Tender Offer Structure; Timing of Completion.   The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe also could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.
Extension of Offer Period.   The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods until at least August 13, 2022, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Collegium or Purchaser).
Appraisal Rights.   The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.
Business Reputation of Collegium.   The Board considered the business reputation and capabilities of Collegium and its management and the substantial financial resources of Collegium and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Collegium and Purchaser could be completed relatively quickly and in an orderly manner.
Certainty of Consideration.   The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory, commercialization and other business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.
In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:
•
the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

•
the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

•
the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $18.1 million termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

•
the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•
the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•
the risk of litigation;

•
the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as described in Item 3 under the heading titled “— Arrangements with the Company’s Executive Officers and Directors”; and

•
the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.
The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “— Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Opinion of the Company’s Financial Advisor.
At a meeting of the Board held on February 13, 2022 to evaluate and approve the Transactions, Moelis rendered its oral opinion to the Board, confirmed by the delivery of a written opinion dated February 13,

2022, addressed to the Board to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken, the Merger Consideration to be received in the Transactions by the holders of Common Stock (other than Collegium, Purchaser and their affiliates and any holders of Dissenting Shares (as defined in the Merger Agreement) or Excluded Shares (as defined in the Merger Agreement) (collectively, “Excluded Holders”)) was fair from a financial point of view to such holders.
The full text of Moelis’ written opinion dated February 13, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Common Stock (other than Excluded Holders) in the Transactions and does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transactions or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.
In arriving at its opinion, Moelis, among other things:
•
reviewed certain publicly available business and financial information relating to the Company, including publicly available research analysts’ financial forecasts;

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company, including financial forecasts provided to or discussed with Moelis by the management of the Company (as described in the section of this Schedule 14D-9 captioned “— Certain Prospective Financial Information”) (such forecasts referred to herein as the “Financial Forecasts”);

•
reviewed certain information regarding the capitalization of the Company provided by the management of the Company;

•
participated in discussions with members of the senior management and representatives of the Company concerning the information described in the foregoing three bullets, as well as the business and prospects of the Company generally;

•
reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•
reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•
reviewed a draft, dated February 12, 2022, of the Merger Agreement;

•
participated in certain discussions and negotiations among representatives of the Company and Collegium and their advisors; and

•
conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, with the consent of the Board, Moelis relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of, and did not independently verify, any of such information. With the consent of the Board, Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Financial Forecasts, Moelis assumed, at the direction of the Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future performance of the Company. In addition, with the consent of the Board, Moelis relied on the assessment of the management of the Company as to the validity of and the risks associated with, the products of the Company, including the risks and timing of the commercialization of such products. Moelis assumed, with the consent of the Board, that there would be no developments with respect to any of the foregoing that would affect its analyses or opinion. Moelis expressed no views as to the reasonableness of the Financial Forecasts or the assumptions on which they were based. In addition, with the consent of the Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal.
Moelis’ opinion did not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company and did not address any legal, regulatory, tax or accounting matters. At the direction of the Board, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Transactions, except for the fairness of the Merger Consideration from a financial point of view to the holders of Common Stock (other than Excluded Holders). Moelis did not express any opinion as to fair value or the solvency of the Company following the closing of the Transactions. Moelis noted that, pursuant to the Merger Agreement, the Excluded Shares will not be converted into the right to receive the Merger Consideration, and Moelis expressed no opinion with respect to such shares or as to the fairness of the Merger Consideration to the holders thereof. In rendering its opinion, Moelis assumed, with the consent of the Board, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transaction would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. With the consent of the Board, Moelis did not take into account any implications of the Transactions (financial or otherwise) for holders of Common Stock in the event the Offer was consummated and the Merger was not consummated in accordance with the Merger Agreement. Moelis assumed, with the consent of the Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions would be obtained, except to the extent that could not be material to Moelis’ analysis. Moelis was not authorized to solicit indications of interest in a possible transaction with the Company from any party.
Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion.
Moelis’ opinion did not address the fairness of the Transactions or any aspect or implication of the Transactions to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Merger Consideration from a financial point of view to the holders of Common Stock (other than Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Merger Consideration or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses prepared by Moelis for the Board in connection with rendering its written opinion, dated February 13, 2022. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
Unless the context indicates otherwise, stock prices are based on closing stock prices on February 10, 2022. For purposes of, among other things, deriving per share implied equity values for the Company, Moelis utilized the fully diluted shares outstanding for the Company as of February 4, 2022, as provided by Company management, in accordance with the treasury stock method which resulted in approximately 107.9 million shares at the Merger Consideration of $5.60. For purposes of Moelis’ analysis, Moelis also used the Company’s projected March 31, 2022 balance sheet as approved by management.

For purposes of its analyses, Moelis reviewed a number of financial metrics, including the following:
•
EBITDA:   generally calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization, as adjusted to exclude one-time charges and benefits and to reflect the full-year impact of material corporate transactions. For purposes of Moelis’ analysis, the Company’s EBITDA was fully burdened by the impact of stock-based compensation.

•
Enterprise Value (“EV”):   generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price as of February 10, 2022, plus (a) debt less (b) cash and cash equivalents (in each of the foregoing clauses (a) through (b), as of the relevant company’s most recently reported quarter end).

Unless the context indicates otherwise, (i) the estimates of the future financial performance for the selected publicly traded companies listed below were based on certain publicly available research analyst estimates for those companies, and (ii) the estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Financial Forecasts.
Discounted Cash Flow Analysis
Moelis performed a discounted cash flow analysis of the Company using the Financial Forecasts to calculate (i) the present value of the estimated future unlevered after-tax free cash flows projected to be generated by the Company, (ii) the present value of the Company’s estimated terminal value, (iii) the present value of ELYXYB, and (iv) the present value of the Company’s net operating losses (“NOLs”). For purposes of the discounted cash flow analysis, the Company’s unlevered free cash flow was fully burdened by stock-based compensation.
Moelis utilized a range of discount rates of 7.00% to 11.25% based on an estimated range of the Company’s weighted average cost of capital (“WACC”). The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium. Moelis used the foregoing range of discount rates to calculate the present values as of March 31, 2022 of (i) the Company’s estimated after-tax unlevered free cash flows excluding ELYXYB for calendar years 2022 through 2028 (in each case, discounted using the mid-year discounting convention to a valuation date of March 31, 2022) and (ii) the estimated terminal values excluding ELYXYB derived by applying a perpetuity growth rate range of (35%) to (15%) to the Company’s estimated terminal year after-tax unlevered free cash flow. For purposes of selecting a perpetuity growth rate range, Moelis took into account, based on the Company’s management guidance, the decline in the Company’s free cash flow after loss of exclusivity. Moelis’ discounted cash flow analysis does not reflect the impact of ongoing or potential future patent litigation.
Moelis performed a separate valuation of ELYXYB utilizing commercial risk-adjusted forecasts for ELYXYB provided by management and the discount rate range described above. Moelis also separately valued the Company’s NOLs based on the Company’s NOL balance and projected NOL utilization, in each case as provided by the Company’s management, and by using the discount rate range described above.
Based on the foregoing, Moelis derived implied per share value ranges for the Common Stock of $4.65 to $5.95 per share for the Company’s management Base Case, and $4.85 to $6.20 for the Company’s management Upside Strategic Plan. Moelis compared the implied per share value ranges to the Merger Consideration of $5.60 per share.
Selected Precedent Transactions Analysis
Moelis reviewed financial information for the selected precedent transactions noted below that Moelis determined, in its professional judgment and experience, were relevant to the Company and the Transactions for purposes of Moelis’ analysis. For purposes of this analysis, Moelis utilized precedent transactions that were announced since 2017 with a total value in excess of $100 million and up to $2.0 billion. The selected precedent transactions involved pharmaceutical companies with primary commercial operations in North America and that focused on branded specialty pharmaceutical products that were FDA-approved and involved intellectual property protection. Moelis excluded transactions involving launch-phase companies.
Moelis reviewed, among other things, the upfront transaction values (excluding contingent values) as a multiple of LTM revenue for each company involved in the selected precedent transactions. “LTM revenue”

means, in the case of the Company, estimated revenue for the last 12 months ended December 31, 2021 and, in the case of other companies, the last publicly available 12 months of revenue reported prior to the announcement of the applicable transaction. Financial data for the selected precedent transactions were based on publicly available information relating to the relevant transaction.
The selected precedent transactions used in this analysis and the upfront TEV/ LTM Revenue multiples are summarized in the following table:
Date Announced	Acquiror	Target	Upfront TEV ($ in millions)	LTM Revenue ($ in millions)	Upfront TEV / LTM Revenue
January 19, 2022	UCB SA	Zogenix, Inc.	1,390	64	NM
November 1, 2021	Covis	AstraZeneca – Eklira and Duaklir	270	143	1.9x
October 11, 2021	Pacira	Flexion	555	100	5.5x
October 11, 2021	Supernus	Adamas	457	88	5.2x
May 21, 2021	Amryt Pharma plc	Chiasma, Inc.	291	3	NM
May 24, 2021	Xeris Biopharma Holdings, Inc.	Strongbridge Biopharma plc	141	32	NM
October 1, 2020	Covis	AMAG	640	300	2.1x
April 28, 2020	Supernus	U.S. Worldmeds CNS Portfolio	300	150	2.0x
January 17, 2019	Acrotech	Spectrum Portfolio	160	102	1.6x
November 6, 2018	Covis	AZ Respiratory	350	106	3.3x
September 21, 2018	Almirall	Allergan Derm. Portfolio	550	140	3.9x
August 28, 2018	Emergent Bio	Adapt Pharma	635	198	3.2x
December 26, 2017	Mallinckrodt	Sucampo	1,146	250	4.6x
September 18, 2017	CVC	Teva Women’s Health	703	258	2.7x
May 11, 2017	Norgine	Merus Labs	250	76	3.3x
February 20, 2017	TerSera	AstraZeneca – Zoladex	250	69	3.6x
January 19, 2017	Cadila	Sentynl	171	85	2.0x
Mean			429	—	3.2x
Median			325	—	3.2x
In reviewing the characteristics of the selected precedent transactions for purposes of selecting reference ranges to apply to the Company’s LTM revenue, Moelis noted that its reference range was informed by the median of the selected precedent transactions. In addition, Moelis noted that companies involved in the selected transactions with upfront TEV/LTM revenue multiples in excess of the reference range generally held product portfolios with intellectual property runway in excess of the Company’s products. Moelis also noted that companies involved in the selected transactions with upfront TEV/LTM revenue multiples below the reference range generally had lower growth market opportunities than the Company.
Based on the foregoing analysis and its professional judgment and experience, Moelis selected a reference range of 3.0x to 3.5x upfront TEV / LTM revenue. Moelis then applied these multiples to the Company’s LTM revenue as of December 31, 2021. This analysis indicated an implied per share value range for the Common Stock of $5.15 to $5.85 per share. Moelis compared the implied per share value ranges to the Merger Consideration of $5.60 per share.
Selected Publicly Traded Companies Analysis
Moelis reviewed financial and stock market information for the selected publicly traded companies noted below that Moelis deemed generally relevant to the Company for purposes of Moelis’ analysis. Based on its professional judgment and experience, Moelis selected publicly traded companies: (1) within the pharmaceuticals industry (with a focus on branded specialty pharmaceutical companies that are generating revenue with similar customer composition and that provide branded FDA-approved products with intellectual property protection); (2) conduct primary commercial operations in North America; (3) are similar to the Company in competition, size of opportunity and portfolio and overall growth profile; and (4) have an equity market capitalization between $100 million and $2 billion. For purposes of this analysis, Moelis excluded launch-phase companies with higher multiples as a result of their growing revenue base.
Financial data for the selected companies was based on publicly available consensus research analyst estimates, public filings and other publicly available information. Although none of the selected companies is directly comparable to the Company, the companies included were selected because they are companies that, for purposes of analysis, had certain operational and financial characteristics that may be considered reasonably comparable in certain respects to the Company.
Moelis reviewed, among other things, the EV of each of the selected companies as a multiple of 2022E Revenue and 2022E EBITDA. The following table summarizes the results of the analysis:
Company	Enterprise Value ($ in millions)	EV / 2022E Revenue	EV / 2022E EBITDA
Supernus Pharmaceuticals (“Supernus”)	1,826	2.6x	10.6x
Catalyst Pharmaceuticals (“Catalyst”)	573	2.9x	8.5x
Vanda Pharmaceuticals	690	2.2x	NM
Collegium Pharmaceutical	724	2.1x	4.1x
Antares Pharma	585	2.6x	NM
HLS Therapeutics	449	3.9x	9.2x
Aerie Pharmaceuticals	490	3.1x	NM
Mean		2.8x	8.1x
Median		2.6x	8.9x
BDSI – Street Consensus	331	1.6x	7.0x
BDSI – Base Case	331	1.8x	7.4x
BDSI – Collegium Offer ($5.60); Base Case	551	3.0x	12.3x
In reviewing the characteristics of the selected publicly traded companies for purposes of determining reference ranges to apply to the Company’s estimated financial metrics, Moelis noted that the high end of its EV/2022E Revenue range was informed by the median of the EV/2022E Revenue multiples for the selected companies, and the low end of its EV/2022E Revenue range was informed by the Company’s trading multiple on February 10, 2022. Moelis noted that its EV/2022E EBITDA reference range was by informed by the relative trading multiples of Catalyst and the Company, and that the other selected companies were less relevant for the EV/2022E EBITDA reference range because of the reinvestment plans, patent expiration schedules and portfolio mixes of the other selected companies.
Based on the foregoing analysis and its professional judgment and experience, Moelis selected (i) a reference range for EV/2022E Revenue multiples for the Company of 1.6x to 2.5x, and (ii) a reference range of EV/2022E EBITDA multiples for the Company of 6.5x to 8.5x. Moelis then applied these multiples to the Company’s 2022E Revenue and 2022E EBITDA based on the Company’s management Base Case. This analysis indicated an implied per share value ranges for the Common Stock of $3.35 to $4.80 per share (based on 2022E Revenue) and $3.30 to $4.15 per share (based on 2022E EBITDA). Moelis compared the implied per share value ranges to the Merger Consideration of $5.60 per share.
Miscellaneous
The foregoing is a summary of the analyses undertaken by Moelis in connection with Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described above is identical to the Company or the Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
The Merger Consideration was determined through arm’s-length negotiations between the Company and Collegium and was approved by the Board. Moelis did not recommend any specific consideration to the Company or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction. The Board selected Moelis as one of its financial advisors in connection with the Transactions based on Moelis’ reputation and experience. Moelis is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to an engagement letter with the Company, Moelis acted as financial advisor to the Company in connection with the Transactions and will receive a fee for its services, estimated to be approximately $13.6 million in the aggregate based on the information available as of the date of announcement of the Transactions, $1.5 million of which was earned upon Moelis’ notification to the Company that Moelis was prepared to render its opinion, in connection with the Board’s consideration of the Transactions, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Transactions. Furthermore, the Company has agreed to reimburse Moelis for certain expenses and to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.
Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Collegium. In the past two years, Moelis has not provided investment banking or other services to the Collegium. In the past two years, Moelis has been acting as a financial advisor to the Company including in connection with the Transactions. Moelis may, in the future, provide investment banking or other services to the Company, Collegium or other parties involved in the Transactions and may receive compensation for such services.
Certain Prospective Financial Information.
The Company does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.
In connection with its ongoing financial planning and the Board’s consideration of Collegium’s proposals, certain members of the Company’s senior management updated Company forecasts based on its view on the prospects for the Company (the “Base Case Forecasts”) by estimating future sales metrics, market growth and expenses with respect to the Company’s commercial products, other than with respect to ELYXYB. These prospective forecasts were based on certain internal assumptions about the commercial success, pricing, market share, market penetration, payor and provider access, competition, the commercial life of the products and other relevant factors including the impact of COVID-19 relating to the Company’s products, other than with respect to ELYXYB. In addition, certain members of the Company’s senior management provided the Board, Moelis and Collegium with a revenue case based on greater BELBUCA revenue growth, market share, market penetration, and pricing assumptions (the “Upside Strategic Plan Forecasts”). The Upside Strategic Plan Forecasts were an updated internal set of forecasts that adjust the Base Case Forecasts, by assuming the high end of management’s assessment of possible outcomes for market share, market penetration and pricing for BELBUCA.
In addition to the Base Case Forecasts and Upside Strategic Plan Forecasts, which excluded ELYXYB, certain members of the Company’s senior management provided the Board, Moelis, and Collegium a risk-adjusted forecast for ELYXYB by estimating future sales metrics, market growth and expenses with respect to ELYXYB. These prospective forecasts were based on certain internal assumptions about the commercial success, pricing, market share, market penetration, competition, the commercial life of ELYXYB, and other relevant factors including the impact of COVID-19, (the “ELYXYB Forecasts”, and together with the Base Case Forecasts and Upside Strategic Plan Forecasts, the “Forecasts”).
The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective information that was made available to the Board for purposes of considering and evaluating Collegium’s proposal. The Company makes and has made no representation to Collegium or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts. The Forecasts were provided to Moelis solely for use in developing its fairness opinion. See a description of Moelis’s fairness opinion above in “— Opinion of the Company’s Financial Advisor.”
Cautionary Note About the Forecasts
The Forecasts, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, and many of which are beyond the Company’s control. The Forecasts reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Forecasts were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for the Company’s products. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.
Modeling and forecasting the future commercialization of drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s products. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the effectiveness or marketability of the Company’s products or the overall future performance of the Company. The Forecasts were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Offer, including the potential synergies that may be achieved by the combined company as a result of the Offer or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Forecasts are subjective in many respects and is thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.
The Base Case Forecasts
The Base Case Forecasts include long-term projections from fiscal years 2022 through 2028 for the Company’s products, other than ELYXYB. The Base Case Forecasts also include certain members of the Company’s senior management’s projection of operating expenses, which includes research and development expenses, selling and marketing expenses, and general administrative costs, as well as tax rate assumptions. The Base Case Forecasts are based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Base Case Forecasts were created.
In addition, at the direction of the Company’s management, Moelis calculated, from the Base Case Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses. In addition to certain Company assumptions about tax rates and tax assets, the calculation of unlevered free cash flow includes Company estimated capital expenditures, depreciation and amortization, and changes in net working capital.
($ in millions)	2022E(1)	2023E	2024E	2025E	2026E	2027E	2028E
Total Revenue	$137	$204	$229	$266	$316	$144	$85
Gross Profit	$119	$176	$198	$232	$279	$126	$74
EBIT	$28	$51	$77	$122	$211	$81	$29
Unlevered Free Cash Flow(2)	$25	$43	$62	$94	$160	$84	$31

(1)
2022E projections were adjusted to reflect partial year 9 months 2022 financial performance, Q2 2022 through Q4 2022.

(2)
Unlevered free cash flow is calculated as net operating profit after tax, less capital expenditures, less changes in net working capital and plus depreciation and amortization.

The Upside Strategic Plan Forecasts
($ in millions)	2022E(1)	2023E	2024E	2025E	2026E	2027E	2028E
Total Revenue	$144	$214	$241	$280	$333	$149	$88
Gross Profit	$125	$185	$208	$242	$288	$128	$74
EBIT	$34	$61	$87	$131	$220	$83	$29
Unlevered Free Cash Flow(2)	$28	$49	$69	$100	$165	$86	$31

(1)
2022E projections were adjusted to reflect partial year 9 months 2022 financial performance, Q2 2022 through Q4 2022.

(2)
Unlevered free cash flow is calculated as net operating profit after tax, less capital expenditures, less changes in net working capital and plus depreciation and amortization.

The ELYXYB Forecasts
($ in millions)	2022E(1)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Total Revenue	$5	$23	$40	$57	$71	$88	$107	$127	$147	$157	$167	$179	$190	$203	$77	$36
Gross Profit	$4	$20	$34	$45	$61	$75	$83	$107	$124	$132	$140	$149	$159	$169	$66	$30
EBIT	$(25)	$(9)	$(1)	$1	$2	$8	$9	$18	$29	$32	$21	$23	$26	$49	$47	$25
Unlevered Free Cash Flow(2)	$(27)	$(11)	$(3)	$(0)	$0	$5	$6	$12	$20	$23	$15	$17	$19	$36	$51	$24

(1)
2022E projections were adjusted to reflect partial year 9 months 2022 financial performance, Q2 2022 through Q4 2022.

(2)
Unlevered free cash flow is calculated as net operating profit after tax, less capital expenditures, less changes in net working capital and plus depreciation and amortization.

Unlevered free cash flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.
Intent to Tender.
To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, other than the Support Agreements, which were entered into contemporaneously with the signing of the Merger Agreement, there are no agreements requiring them to do so.
Item 5.   Persons/Assets Retained, Employed, Compensated or Used.
Under the terms of Moelis’ engagement, the Company has agreed to pay Moelis a transaction fee that is equal to approximately $13.6 million, of which $1.5 million was payable upon delivery of its fairness opinion and the remainder is contingent upon the closing of the Transactions, for its financial advisory services. In December 2021, the Company also paid Moelis an advisory fee as compensation for services rendered during 2021 in the amount of $250,000. The Company has agreed to reimburse Moelis for its reasonable and documented expenses incurred in connection with this engagement, and to indemnify Moelis and its affiliates, its and their respective current or former directors, officers, partners, managers, agents, representatives or employees (including any person controlling Moelis or its affiliates), against any losses, claims, damages or liabilities, which are related to or arise out of Moelis’ engagement.
Additional information pertaining to the retention of Moelis by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.
Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except for the transactions set forth below.
Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
James Vollins	01/17/2022	82,508	$3.03	Grant of Company Options(1)
Jeffrey A. Bailey	01/27/2022	1,143,467	$3.66	Grant of Company Options(1)
Todd Davis	01/27/2022	85,760	$3.66	Grant of Company Options(1)
John Golubieski	01/27/2022	373,533	$3.66	Grant of Company Options(1)
Peter Greenleaf	01/27/2022	114,347	$3.66	Grant of Company Options(1)
Kevin Kotler	01/27/2022	85,760	$3.66	Grant of Company Options(1)
Scott M. Plesha	01/27/2022	369,721	$3.66	Grant of Company Options(1)
Vanila M. Singh, MD, MAMC	01/27/2022	85,760	$3.66	Grant of Company Options(1)
Mark A. Sirgo, PharmD	01/27/2022	85,760	$3.66	Grant of Company Options(1)
Thomas Smith, MD	01/27/2022	259,186	$3.66	Grant of Company Options(1)
James Vollins	01/27/2022	282,055	$3.66	Grant of Company Options(1)
William Mark Watson	01/27/2022	85,760	$3.66	Grant of Company Options(1)
Jeffrey A. Bailey	01/27/2022	204,918	—	Grant of Company RSUs(1)
John Golubieski	01/27/2022	66,940	—	Grant of Company RSUs(1)
Scott M. Plesha	01/27/2022	66,257	—	Grant of Company RSUs(1)
James Vollins	01/27/2022	50,546	—	Grant of Company RSUs(1)
Thomas Smith, MD	01/27/2022	46,448	—	Grant of Company RSUs(1)
Peter Greenleaf	01/27/2022	20,492	—	Grant of Company RSUs(1)
Todd Davis	01/27/2022	15,369	—	Grant of Company RSUs(1)
Kevin Kotler	01/27/2022	15,369	—	Grant of Company RSUs(1)
Vanila M. Singh, MD, MAMC	01/27/2022	15,369	—	Grant of Company RSUs(1)
Mark A. Sirgo, PharmD	01/27/2022	15,369	—	Grant of Company RSUs(1)
William Mark Watson	01/27/2022	15,369	—	Grant of Company RSUs(1)
Scott M. Plesha	01/27/2022	21,050	—	Vesting of Company RSUs into Shares
Thomas Smith, MD	01/27/2022	17,361	—	Vesting of Company RSUs into Shares
James Vollins	01/27/2022	16,276	—	Vesting of Company RSUs into Shares
Todd Davis	01/27/2022	7,684	—	Vesting of Company RSUs into Shares
Peter Greenleaf	01/27/2022	10,246	—	Vesting of Company RSUs into Shares
Kevin Kotler	01/27/2022	7,684	—	Vesting of Company RSUs into Shares
Vanila M. Singh, MD, MAMC	01/27/2022	7,684	—	Vesting of Company RSUs into Shares
Mark A. Sirgo, PharmD	01/27/2022	7,684	—	Vesting of Company RSUs into Shares
William Mark Watson	01/27/2022	7,684	—	Vesting of Company RSUs into Shares
Scott M Plesha	01/29/2022	10,869	—	Vesting of Company RSUs into Shares
Thomas Smith, MD	01/29/2022	7,548	—	Vesting of Company RSUs into Shares
James Vollins	01/29/2022	8,303	—	Vesting of Company RSUs into Shares
Scott M. Plesha	01/31/2022	13,334	—	Vesting of Company RSUs into Shares
Thomas Smith, MD	01/31/2022	7,667	—	Vesting of Company RSUs into Shares
James Vollins	01/31/2022	3,834	—	Vesting of Company RSUs into Shares

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
James Vollins	02/04/2022	9,872	$3.66	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)

(1)
The equity awards were granted to the Company’s executive officers and directors as part of the annual process of the Compensation Committee and the Board of Directors for determining 2022 annual equity award grants.

Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information.
Named Executive Officer Golden Parachute Compensation.
See Item 3 above under the heading “— Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
•
within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, Eastern Time, at the end of March 18, 2022, the date that is the 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about February 18, 2022), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•
not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
All written demands for appraisal should be addressed to:
BioDelivery Sciences International, Inc.
4131 ParkLake Avenue, Suite 225
Raleigh, NC 27612
Attention: General Counsel
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Collegium and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v.Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Collegium nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Collegium and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of

Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Collegium, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Collegium, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Collegium and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals.
Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC in Premerger Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Collegium each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares in the Offer on February 16, 2022. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on March 3, 2022 unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Collegium and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Collegium’s or Purchaser’s acquisition of the Shares pursuant to the Offer or the Merger.
Legal Proceedings.
There are currently no legal proceedings relating to the Transactions.

Stockholder Approval of the Merger Not Required.
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual and Quarterly Reports.
For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.
Forward-Looking Statements.
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.   Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference:
(a)(1)(A)	Offer to Purchase dated February 18, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(1)(F)	Summary Advertisement, published February 17, 2022, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(a)(5)(A)	Press Release issued by the Company on February 14, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 14, 2022).
(a)(5)(B)	Email sent to employees from the Chief Executive Officer of BioDelivery Sciences International, Inc., dated February 14, 2022 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 14, 2022).
(a)(5)(C)	Email sent to employees from the Chief Executive Officer of BioDelivery Sciences International, Inc., dated February 14, 2022 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 14, 2022).
(e)(1)	Agreement and Plan of Merger by and among BioDelivery Sciences International, Inc., Bristol Acquisition Company Inc. and Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on February 15, 2022).
(e)(2)	Confidentiality Agreement, dated December 29, 2021, between BioDelivery Sciences International, Inc. and Collegium Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(e)(3)	Exclusivity Agreement, dated February 4, 2022, between BioDelivery Sciences International, Inc. and Collegium Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Collegium and Purchaser on February 18, 2022).
(e)(4)	Form of Tender and Support Agreement, dated as of February 14, 2022, by and among Collegium Pharmaceuticals, Inc., Bristol Acquisition Company Inc. and certain Company directors and executive officers or certain of their affiliates (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K/A filed on February 14, 2022)
(e)(5)	Certificate of Incorporation of BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed August 8, 2019)
(e)(6)	Certificate of Amendment to the Certificate of Incorporation of BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed July 24, 2020)
(e)(7)	Second Amended and Restated Bylaws of BioDelivery Sciences International, Inc., adopted February 17, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on November 17, 2017)

(e)(8)	Amendment No. 1 to Second Amended and Restated Bylaws of BioDelivery Sciences International, Inc., adopted February 13, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 14, 2022).
(e)(9)	2011 Equity Incentive Plan (incorporated by reference to the Company’s PRE 14A, dated June 1, 2011).
(e)(10)	Amendment No. 1 to 2011 Equity Incentive Plan (incorporated by reference to the Company’s DEF 14A, dated June 12, 2013).
(e)(11)	Amendment No. 2 to 2011 Equity Incentive Plan (incorporated by reference to the Company’s DEF 14A, dated June 10, 2014).
(e)(12)	Amendment No. 3 to 2011 Equity Incentive Plan (incorporated by reference to the Company’s DEF 14A, dated June 5, 2015).
(e)(13)	Amendment No. 4 to 2011 Equity Incentive Plan (incorporated by reference to the Company’s DEF 14A, dated November 1, 2017).
(e)(14)	Form of Incentive Stock Option Agreement under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(15)	Form of Nonqualified Stock Option Agreement for Company Employees under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(16)	Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(17)	Form of Restricted Stock Unit Award Agreement for Company Employees under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(18)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(19)	Form of Performance Restricted Stock Unit Award Agreement for Company Employees under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(20)	2019 Stock Option and Incentive Plan (incorporated by reference to the Company’s DEF 14A, dated June 17, 2019).
(e)(21)	Form of Incentive Stock Option Agreement under the 2019 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on August 8, 2019).
(e)(22)	Form of Nonqualified Stock Option Agreement for Company Employees under the 2019 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q filed on August 8, 2019).
(e)(23)	Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the 2019 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q filed on August 8, 2019).
(e)(24)	Form of Restricted Unit Award Agreement for Company Employees under the 2019 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q filed on August 8, 2019).
(e)(25)	Form of Restricted Unit Award Agreement for Non-Employee Directors under the 2019 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q filed on August 8, 2019).
(e)(26)	Conditional Offer of Employment, dated November 5, 2018, between the Company and James Vollins (incorporated by reference to Exhibit 10.59 to the Company’s Form 10-K, dated March 14, 2019).

(e)(27)	First Amendment to Offer Letter, dated October 21, 2020, between the Company and James Vollins (incorporated by reference to Exhibit 10.30 to the Company’s Form 10-K filed on March 11, 2021).
(e)(28)	Employment Agreement, effective as of October 25, 2021, between the Company and John Golubieski (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on November 3, 2021).
(e)(29)	The Letter of Employment, dated December 20, 2017, by and between the Company and Scott Plesha (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 22, 2017).
(e)(30)	First Amendment to Promotion Letter, dated November 4, 2020, between the Company and Scott Plesha (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K filed on March 11, 2021).
(e)(30)	Amended and Restated Employment Agreement, dated November 4, 2020, between the Company and Jeffrey Bailey (incorporated by reference to Exhibit 10.33 to the Company’s Form 10-K filed on March 11, 2021).
(e)(31)	Conditional Offer of Employment, dated July 20, 2018, between the Company and Thomas Smith (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on November 8, 2018).
(e)(32)	Form of Director Indemnification Agreement, by and between the Company and each of the Directors of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 6, 2018).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 18, 2022
BioDelivery Sciences International, Inc.
By: /s/ Jeffrey Bailey Name: Jeffrey Bailey Title: Chief Executive Officer

ANNEX A
OPINION OF MOELIS & COMPANY LLC
February 13, 2022
Board of Directors
BioDelivery Sciences International, Inc.
4131 Park Lake Avenue, Suite 225
Raleigh, North Carolina, 27612
Ladies & Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.001 per share (“Company Common Stock”), of BioDelivery Sciences International, Inc. (the “Company”), other than (i) Collegium Pharmaceutical, Inc. (“Parent”), Bristol Acquisition Company Inc., a wholly owned subsidiary of Parent ( “Acquisition Sub”) and their affiliates, and (ii) any holders of Dissenting Shares (as defined in the Agreement) or holders of Excluded Shares (as defined in the Agreement) (clauses (i) and (ii), collectively “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, Parent and Acquisition Sub. As more fully described in the Agreement, (i) Acquisition Sub will commence a tender offer to acquire any and all outstanding shares of Company Common Stock for $5.60 per share in cash, without interest (the “Consideration”) and (ii) following the consummation of such tender offer and subject to the terms and conditions of the Agreement, Acquisition Sub will merge with and into the Company, with the Company being the surviving corporation (together with such tender offer, the “Transaction”) and each issued and outstanding share of Company Common Stock (other than shares held by Excluded Holders) will be converted into the right to receive the Consideration.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company, including publicly available research analysts’ financial forecasts; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (such forecasts referred to herein as the “Financial Forecasts”); (iii) reviewed certain information regarding the capitalization of the Company provided by the management of the Company; (iv) participated in discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iii) of this paragraph, as well as the business and prospects of the Company generally; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant;; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; (vii) reviewed a draft, dated February 12, 2022, of the Agreement; (viii) participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Financial Forecasts, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. In addition, we have relied, with your consent, on the assessment of the management of the Company as to the validity of and the risks associated with, the products of the Company, including the risks and timing of the commercialization of such products. We have assumed, with your consent, that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion. We express no views as to the reasonableness of the Financial Forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of shares of Company Common Stock (other than Excluded Holders). We are not expressing any opinion as to fair value or the solvency of the Company following the closing of the Transaction. We note that pursuant to the Agreement, the Excluded Shares (as defined in the Agreement) will not be converted into the right to receive the Consideration, and we express no opinion with respect to such shares or as to the fairness of the Consideration to the holders thereof. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party contained in the Agreement were true and correct and that the parties to the Agreement will comply with all the material terms of the Agreement. With your consent, we have not taken into account any implications of the Transaction (financial or otherwise) for holders of shares of Company Common Stock in the event the Offer is consummated and the Merger is not consummated in accordance with the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. We have not been authorized to solicit indications of interest in a possible transaction with the Company from any party.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.
We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We became entitled to receive a fee upon having notified the Company that we were prepared to deliver our opinion, without regard to the conclusions reached herein. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. In the past two years, we have not provided investment banking or other services to the Parent. In the past two years, we have been acting as a financial advisor to the Company in connection with the Transaction. We may, in the future, provide investment banking or other services to the Company, Parent or other parties involved in the Transaction and may receive compensation for such services.
This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter, including whether any stockholder should tender its shares into the Offer. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of shares of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than Excluded Holders.
Very truly yours,

/s/ Moelis & Company LLC MOELIS & COMPANY LLC

ANNEX B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.